                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON D.C.  20549


                                      FORM 11-K
                                    ANNUAL REPORT


     /X/ Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)


     For the fiscal year ended                 December 31, 1996
                               ------------------------------------------------

                                         Or

     / / Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from                 to
                                    ---------------    -------------------

     Commission file number 0-22008

A.  Full title of the Plan:

             The Southwest Bank 401 (k) Retirement Savings Plan

B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

             Mississippi Valley Bancshares, Inc.
             700 Corporate Park Drive
             St. Louis, MO  63105

                             REQUIRED INFORMATION

     Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

     (a)     Financial Statements
             --------------------

             (i)     Report of Independent Auditors

             (ii)    Statements of Net Assets Available for Plan Benefits

             (iii)   Statements of Changes in Net Assets Available for Plan
                     Benefits

             (iv)    Notes to Financial Statements

             (v)     Schedules

                     A.  Assets Held for Investment

                     B.  Reportable Transactions

     (b)     Exhibits
             --------

             (23)    Consent of Ernst & Young LLP


                                     SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       The Southwest Bank 401 (k)
                                       Retirement Savings Plan



                                       By: /s/ Mary P. Sherrill
                                          -------------------------------------
                                          Mary P. Sherrill
                                          Trustee

Date:  June 26, 1997

                                     Financial Statements and Schedules

                                               Southwest Bank
                                      401(k) Retirement Savings Plan

                                   Years ended December 31, 1996 and 1995
                                     with Report of Independent Auditors

                                  Southwest Bank
                         401(k) Retirement Savings Plan

                              Financial Statements
                                  and Schedules

                    Years ended December 31, 1996 and 1995



                                  CONTENTS
Report of Independent Auditors                                            1

Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4


Schedules

Assets Held for Investment                                                8
Reportable Transactions                                                   9


                      Report of Independent Auditors

The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 2, 1997

                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan

                                        Statements of Net Assets Available for Plan Benefits


                                                                           DECEMBER 31
                                     ---------------------------------------------------------------------------------------
                                         1996           1995           1996         1995           1996         1995
                                     ---------------------------------------------------------------------------------------
                                              STOCK FUND                GUARANTEED FUND                 TOTAL
                                     ---------------------------------------------------------------------------------------
ASSETS
Investments, at fair value             $5,075,462    $2,701,452      $535,103     $669,065      $5,610,565    $3,370,517
Dividends receivable                           --            80            --           --              --            80
                                     ---------------------------------------------------------------------------------------
Total assets                            5,075,462     2,701,532       535,103      669,065       5,610,565     3,370,597

LIABILITIES
Accounts payable                            4,587           190         1,165          477           5,752           667
                                     ---------------------------------------------------------------------------------------
Total liabilities                           4,587           190         1,165          477           5,752           667
                                     ---------------------------------------------------------------------------------------
Net assets available for plan
  benefits                             $5,070,875    $2,701,342      $533,938     $668,588      $5,604,813    $3,369,930
                                     =======================================================================================
See accompanying notes.

                                                                            2

                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan

                                   Statements of Changes in Net Assets Available for Plan Benefits



                                                                     YEAR ENDED DECEMBER 31
                                     ---------------------------------------------------------------------------------------
                                         1996           1995           1996         1995           1996         1995
                                     ---------------------------------------------------------------------------------------
                                              STOCK FUND                GUARANTEED FUND                 TOTAL
                                     ---------------------------------------------------------------------------------------
Additions to net assets attributed
  to:
  Interest and dividends               $   53,875    $   34,823     $  29,888     $ 34,779      $   83,763    $   69,602
  Contributions:
    Employer                               82,647        74,002        20,792       22,296         103,439        96,298
    Employees                             263,298       229,412        60,148       72,690         323,446       302,102
  Realized and unrealized gains         2,007,054       801,110            --           --       2,007,054       801,110
                                     ---------------------------------------------------------------------------------------
Total additions                         2,406,874     1,139,347       110,828      129,765       2,517,702     1,269,112

Deductions from net assets
  attributed to:
  Distributions to participants           128,317        53,466       154,502       28,177         282,819        81,643
                                     ---------------------------------------------------------------------------------------
Total deductions                          128,317        53,466       154,502       28,177         282,819        81,643
                                     ---------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                   2,278,557     1,085,881       (43,674)     101,588       2,234,883     1,187,469
Interfund transfers                        90,976         5,396       (90,976)      (5,396)             --            --
                                     ---------------------------------------------------------------------------------------
Net increase (decrease)                 2,369,533     1,091,277      (134,650)      96,192       2,234,883     1,187,469

Net assets available for plan
  benefits:
  Beginning of year                     2,701,342     1,610,065       668,588      572,396       3,369,930     2,182,461
                                     ---------------------------------------------------------------------------------------
  End of year                          $5,070,875    $2,701,342     $ 533,938     $668,588      $5,604,813    $3,369,930
                                     =======================================================================================

See accompanying notes.

                               Southwest Bank
                      401(k) Retirement Savings Plan

                       Notes to Financial Statements

                         December 31, 1996 and 1995


1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plans provisions.

GENERAL

The Plan was established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986, and was amended and restated as of January 1, 1987, to provide retirement benefits to eligible employees.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code (IRC).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation subject to IRC limitation. The Company matches 50 percent of employees contributions up to a maximum of 2-1/2 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 1996 or 1995.

Contributions from participants are accrued based upon authorized payroll deductions. Employer contributions are accrued in accordance with the employer matching obligation as defined in the Plan.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants contributions, each participants account is credited with the Companys matching contribution and plan earnings. Investment earnings are allocated semiannually to each participant by investment fund based on that participant's share of total investments.

                                Southwest Bank
                       401(k) Retirement Savings Plan

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES
   (CONTINUED)

VESTING

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to IRC limitations and possible penalties.

Upon termination of service, a participant or the participants beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to transfer the account value to an individual retirement account or another employers qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. There were no forfeitures used to reduce contributions during the years ended December 31, 1996 or 1995.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

                          Southwest Bank
                 401(k) Retirement Savings Plan

           Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES
   (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100percent vested in their accounts.

INVESTMENTS

All contributions received by the Plan are invested in a guaranteed long-term account at Connecticut General Life Insurance Company (CIGNA) or in common stock of Mississippi Valley Bancshares, Inc. (Mississippi Valley). Participant contributions are used monthly to purchase shares of Mississippi Valley common stock, and dividends and interest are used semiannually to purchase shares of Mississippi Valley common stock.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVESTMENTS

Investments representing more than 5 percent of assets held by the Plan at December 31, 1996 and 1995, are as follows:

                                                                FAIR VALUE
            DESCRIPTION                                    1996           1995
-------------------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account                    $   528,278       $  660,797
Mississippi Valley Common Stock                         5,046,610        2,673,572

                              Southwest Bank
                      401(k) Retirement Savings Plan

                 Notes to Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

The Plan's investment in the guaranteed long-term account consists solely of a group annuity contract with CIGNA that is valued at contract value as provided by CIGNA. The contract value is increased by plan contributions and contract earnings and decreased by plan withdrawals and administrative expenses. The contract does not guarantee a specified rate of interest. This contract has no expiration date but can be terminated by the Plan's trustee at any time.

The Plan's investments in the Southwest Bank Money Market Account and the Southwest Bank Demand Deposit Account are valued at cost plus accrued interest. Shares of Mississippi Valley common stock are valued at the closing bid price on the last business day of the year.

3. INCOME TAX STATUS

The Internal Revenue Service ruled in November 1994 that the Plan qualified under Section 401(k) of the IRC and was, therefore, not subject to tax under income tax law.

                                  SCHEDULES

                                        Southwest Bank
                               401(k) Retirement Savings Plan

                                  Assets Held for Investment

                                       December 31, 1996



                                                NUMBER OF                             FAIR
           DESCRIPTION                            SHARES             COST             VALUE
-----------------------------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account                 N/A           $  528,278        $  528,278
Mississippi Valley Common Stock                  118,744          1,754,090         5,046,610
Southwest Bank Money Market Account                N/A                  176               176
Southwest Bank Demand Deposit Account              N/A               35,501            35,501
                                                           ------------------------------------
                                                                 $2,318,045        $5,610,565
                                                           ====================================

                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan

                                                      Reportable Transactions

                                                    Year ended December 31, 1996



                                                        NUMBER         NUMBER      AMOUNT        AMOUNT           NET GAIN
                                                          OF             OF          OF            OF                OR
             ASSET DESCRIPTION                         PURCHASES       SALES     PURCHASES        SALES             (LOSS)
-----------------------------------------------------------------------------------------------------------------------------
Category (iii)  Series of securities transactions
-------------------------------------------------

Southwest Bank
   Demand Deposit Account                                 25             30       $315,268       $592,803           $  -

Southwest Bank
   Money Market Account                                   12             13        309,983        428,603              -

Mississippi Valley
   Common Stock                                           13              -        428,603              -              -


There were no category (i), (ii), or (iv) reportable transactions during 1996.

                       Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement
(Form S-8 No. 333-00898) pertaining to the Southwest Bank 401(k) Retirement Savings Plan of our report dated May 2, 1997, with respect to the financial statements and schedules of the Southwest Bank 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



St. Louis, Missouri                    /s/ Ernst & Young LLP
June 27, 1997